Mail Stop 3561

July 10, 2008

Richard Pietrykowski, Chief Executive Officer
Surface Coatings, Inc.
2010 Industrial Blvd, Suite 605
Rockwall, TX 75087

>   **Re: Surface Coatings, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 30, 2008**
>   **File No. 333-145831**

Dear Mr. Pietrykowski:

We have reviewed your referenced filing and have the following comments.
Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please send us supporting documentation for all factual and statistical claims that
    you make in your prospectus, or characterize the claims as your beliefs. For
    example, we note that on page 12 you refer to "a recent Coatings World analysis"
    for statistics relating to the size of the global market for surface coating products.
    This example is not exclusive.

    You should mark the supporting documents to show the location of each
    statistic you are relying on for the claims made in the prospectus.

Prospectus Summary, page 2

Summary of Financial Data, page 2

2. Please refer to comment 19 of our letter dated May 8, 2008. Revise to label the
    column heading for December 31, 2005 as "Restated."

Risk Factors, page 4

3. Please expand this section to include a risk factor addressing the substantial doubt
    about your ability to continue as a going concern by your independent
    accountants.

Description of Business, page 10

4. We note your response to comment 9 of our letter dated May 8, 2008. In particular, we note your statement on page 12 that "the web site allows us to not be confined to any geographic market area and through nationwide shipping & delivery companies we are able to service customers from coast-to-coast." Please indicate the actual geographic distribution of your customers. If your customers currently are mostly local, please so indicate. Please revise accordingly.

Interest of Management and Others in Certain Transactions, page 24

5. We note your response to comment 16 of our letter dated May 8, 2008. In particular, we note your statement at the bottom of page 24 that "[t]otal long-term notes to Trinity at March 31, 2008, are $47,973." While it appears from your disclosure in this section that the note described in the paragraph beginning, "We received an advance of $18,000 in 2005…" is distinct from the note described in the paragraph beginning, "During 2007, the Company borrowed $20,000 from Trinity…," the total suggests that those two paragraphs refer to the same note and that there are only two notes payable to Trinity Heritage Construction Partners, LLC, as opposed to three. Please clarify.

6. In the paragraph on page 24 relating to your President's loan, please indicate the date of the conversion during 2007. In addition, your reference to $10,703 due during the next 12 months does not reconcile with your reference to required monthly payments of $1,066. Please revise and also indicate the reason(s) for indicating the 12-month payments from March 31, 2008 when your fiscal year is on a calendar-year basis.

7. Please identify the related parties referred to in Note 3 to the March 31, 2008 financial statements and provide the information required by Item 404 of Regulation S-K in this section.

8. Please file as exhibits the note agreements discussed in this section. See Item 601(b)(10) of Regulation S-K.

Financial Statements, page 2

Consolidated Statements of Cash Flows, page 4

9. Please explain your presentation of cash received from financing activities representing amounts due from a stockholder of $6,492. In this regard, Note 11 discloses that services were provided to satisfy these amounts owed to the company.

<u>Interim Financial Statements, page 21 – 23</u>

10. Please include with the interim financial statements an affirmative statement that the financials include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. See Rule 10-01(b)(8) of Regulation S-X.

*   *   *

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: J. Hamilton McMenamy, Esq.
       Law Offices of J. Hamilton McMenamy, P.C.
       Facsimile No. (214) 361-8244